UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 3, 2023

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

120 Bloomingdale Rd

Suite 304
White Plains, New York 10605

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#18-19BASKETBALLGROWTHBASKET	#Mays1956GrayPSA9	#MANTLE1964TOPPS9
#1964KOUFAXJERSEY	#MAYS1959PSA9BASKET	#OrangeDominguez
#1969TOPPSBASKETBALLSET	#MAYS1960PSA9	#JackieRobinson1952ToppsPSA8.5
#1986WAX	#MayweatherRCPSA10	#ChicagoBullsDynastyHardwood
#2000PLAYOFFCONTENDERSWAX	#MESSIROOKIEBASKET	#JORDAN86FLEERBGS9.5BASKET
#AARON1954PSA8.5	#MLBHALLOFFAMEBASEBALL	#Mantle1957ToppsPSA8.5
#AcunaBowman10Basket	#MONTANARCPSA10	#Giannis48PointGameSneakers
#ACUNAGOLD9.5	#MOOKIEBETTSGLOVE	#MahomesBronzeBasket
#AliRookieCardBVG8	#RICKEYHENDERSONRCPSA10	#KareemPointsRecordBall
#ALIWBCBELT	#Ruth33GoudeySGC8	#KobeBryant2001WarmUpJacket
#ANDRE&HULKWRESTLINGBASKET	#RUTHGEHRIGBALL	#Mantle1966ToppsPSA9Basket
#ANDRETHEGIANT	#TATISBOWMANBLACKLABEL	#MichaelPorterJrBasket
#BettsBlueRefractorBasket	#TEDWILLIAMS1939PLAYBALL	#NTBBallWaxBundle
#BETTSGOLDREFRACTORBASKET	#TIGERPUTTER	#Mantle1953Bowman8Basket
#BRADY2000SPXSPECTRUMBGS9.5	#TIGERSIFORKIDS	#AlexRodriguez09WSUniform
#BRADYPLAYOFFCONTENDERSBASKET	#TIGERSPAUTHENTICBGS9.5	#MANTLE1969TOPPS9
#BRADYROOKIE	#TRAEYOUNGFLAWLESSBGS9	#Mantle1965Topps9
#CHAMBERLAINHSUNIFORM	#TROUTFINESTSUPERFRACTOR	#MANTLE1967TOPPS9
#ChamberlainPhilaJersey59-60	#TysonRCBGS9Basket	#OVECHKINSPAUTHBASKET9.5
#Clemente1955PSA8	#UNITAS1965JERSEY	#LEBRONCREDENTIALS
#CLEMENTEWHITE&GRAYBASKET	#ZIONRPABGS9	#AARONDECADEBASKET
#COBBMINTE98	#MessiMegacracks#71PSA9	#JordanExquisite8.5Flashback
#COBBVINTAGET206PHOTO	#SatchelPaige48LeafSGC30	#MAGICBIRDDRJ1980PSA9
#CROSBYTHECUPBASKET	#LeBronMeloDualLogoman	#ALKALINE1954TOPPSPSA9
#DIMAGGIO1933BAT	#ShoelessJoeJackson1915PSA8	#HARMONKILLEBREW1955TOPPSPSA9
#DONCICBLUEPSA10	#JackieLeaf3.5	#1959TOPPSBASEBALLSET
#DonovanMitchellNT9.5	#NegroLeagueLegendaryCutsBasket	#MantleDebutStub
#DURANTCHROMEREFRACTORPSA10	#OZZIESMITHRCBGS9.5	#RoyCampanella1949BowmanPSA9
#DWADEULTIMATE	#Serena03NetProPSA10Basket	#SandyKoufax1956ToppsGrayBackPSA9
#ELWAY1984ROOKIECARDPSA10BASKET	#CristianoRonaldoRC1of1	#LeBronRookieShoes
#EMMITTSMITH10KJERSEY	#LukaRookieJersey	#KobeLeBronJordanMagicQuadAuto
#EMMITTSMITHMVPBASKET	#MANTLE1960PSA9	#RONALDO2003PANINIMEGACRAQUESPSA10
#GaryCarter1975PSA10Basket	#1909E95SGCSet	#BobbyOrrBruinsJersey
#GIANNISGOLDIMMACULATE	#KOBEREEBOKIVERSONRETROS	#LOUGEHRIGRCPHOTO
#GLEYBERTORRESORANGE9.5	#TraeYoungFlawlessGreenBGS9	#WarrenSpahn1948LeafPSA9
#GRETZKYOPEECHEE1979	#MPJChampionshipTicket	#PaulMolitor1978ToppsPSA10
#JackieRobinson53Topps8	#TheRockBumbleBeePSA10	#TigerWoodsDebutTicket
#JACKIEROBINSONAUTOBAT	#BabeRuthBowsOutPhoto	#BRADYDEBUTTICKET
#JETERFOILRCBASKETBGS9.5	#03ExquisiteBox	#HamiltonChromeOrangeSapphire
#JokicRefractor1of1	#Clemente65-68Bat	#RONALDO2002PANINIFUTEBOLSTICKERSPSA10
#JORDANEXQUISITEBGS8	#TimDuncanPMGGreen	#GRIFFEY89UPPERDECKSGCGOLD
#JORDANFLEER86SGC10	#BradyBowman10	#MANTLE52TOPPSPSA7
#JordanLeBronMagicTripleSigs	#03ToppsChromeWax	#WILTCHAMBERLAIN1961FLEERRCPSA9
#JordanLeBronSignoftheTimes	#BradyChampionshipTicket	#KOUFAXPSA8
#JORDANPSA10	#EddiePlankT206PSA4	#MLBALLSTARGAMETICKETRUNCOLLECTION
#JORDANROOKIEJERSEY	#HonusWagner1910PSA5	#Pele1958AmericanaPSA3
#JORDANSIGNEDPROFESSIONALBAT	#Gretzky1979Topps9	#BellingerOrangeBGS9.5
#JoshAllenGoldBGS9.5	#CharlesBarkleySunsJersey	#CassiusClaySonyListonUPIType1
#KAWHIBASKET	#SadaharuOhBat	#DaveBingSigned50GreatestNBAPlayersLithograph
#KOUFAX55PSA9	#LeBronBlackDiamond	#KobeBlackHistoryMonthFinalSeasonShoes
#LBJEXQUISITE	#ZionPrizmsBlueBGS10	#NolanRyan1968MiltonBradleyPSA9
#LEBRONBLACKREFRACTOR	#LeBronMeloBosh2008TripleLogoMan	#Durant07-08ExquisiteLimitedLogosBGS9.5
#LEBRONEMBLEMSOFENDORSEMENT	#YAODUNCANDIRKTRIPLELOGOMAN	#NadalNetProGlossy
#LEBRONMELOWADETRIORC	#MahomesNT1of1	#Gretzky1981SportsIllustratedCoverCGC9.4
#LEBRONULTIMATE	#Mantle1953Topps8	#OvechkinTheCupBGSGemMint9.5
#LukaWhiteSparkle	#KevinDurantHSJersey	#EmbiidFirst50PointGameJersey
#MAGICBIRDDRJPSA8BASKET	#LBJKobeToppsBasket	#Mantle51BowmanSGC7
#MAGICBIRDLOGOMAN	#KobeBryantRoyalBlueJordanSneakers	#CrosbyWinterClassicSkates
#MahomesImmaculate1of1	#KobeBryantFirstWhite#24Jersey	#RipkenRookieJersey&CardBasket
#MahomesNT8.5	#48LeafRuthSGC8	#1980ToppsBasketballWax
#MANTLE1952BOWMANPSA8	#Mikan48BowmanPSA7	#96SkyboxE-X2000Wax
#MANTLE1952TOPPSPSA8	#ERLINGHAALANDPSA10BASKET	#Tiger1stEventStub
#MANTLE1956PSA8BASKET	#JimmieFoxx1938Bat	#Brady01TicketBooklet
#Mantle1968PSA9Basket	#KobeFinalSeasonSneakers	#TatumFlawlessGoldBGS9.5
#Mantle54BowmanBasket	#UnitasPSA8	#49BowmanJackieAuto
#MARINO1984ROOKIECARDBGS10BASKET	#TrevorLawrenceLeafBasket	#CurryGoldToppsPSA10
#MARINOMANNINGFAVREJERSEYS	#JustinHerbertHiddenTreasureRPA	#NolanRyan1968ToppsPSA8.5
#Maris58ToppsPSA9	#PeytonManningMVPHelmet
#MAYS1951BOWMAN7	#ChrisBoshGameWornRaptorsSneakers
#MAYS1952PSA8	#PaulPierce2010ASGJersey

Item 7.	Departure of Certain Officers

On April 3, 2023, Ezra Levine, who was a director and the Chief Executive Officer of CS Asset Manager, LLC, the sole Manager of Collectable Sports Assets, LLC (the “Company”) resigned. On that date, Jarod Winters, Chief Operating Officer and Chief Compliance Officer, assumed Mr. Levine’s responsibilities.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: April 5, 2023	By:	/s/ Jarod Winters
Chief Operating Officer

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